FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-33178

MELCO CROWN ENTERTAINMENT LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82– N/A

MELCO CROWN ENTERTAINMENT LIMITED

Form 6–K/A

Explanatory Note:

This Form 6-K/A is being furnished to make a correction to the description of Exhibit No. 99.1 as listed in the Exhibit Index of the report on Form 6-K of Melco Crown Entertainment Limited (the “Company”) dated November 7, 2012 and submitted at 6:12:54 Eastern Standard Time (the “November 7 6-K”). The November 7 6-K’s description of Exhibit No. 99.1 was “Unaudited Results for The Third Quarter of 2012, dated November 7, 2012.” This was not correct. The Exhibit Index to this Form 6-K/A has the correct description, “Press Release, dated November 7, 2012.” Except for the foregoing, no other part of the November 7 6-K is being amended.

Signature

Exhibit 99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO CROWN ENTERTAINMENT LIMITED

By:	/s/ Geoffrey Davis
Name:	Geoffrey Davis, CFA
Title:	Chief Financial Officer

Date: November 7, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 7, 2012